Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF FORMATION

OF

MAPLE DELAWARE MERGER SUB LLC

This Certificate of Formation of Maple Delaware Merger Sub LLC (the “Company”), dated as of November 3, 2021, is being duly executed and filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. Sec. 18-101, et seq.).

FIRST: The name of the limited liability company formed hereby is Maple Delaware Merger Sub LLC.

SECOND: The address of its registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The period of duration of the Company is perpetual.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Maple Delaware Merger Sub LLC as of the date first above written.

/s/ Charles L. Brewer
Charles L. Brewer
Authorized Person